

Mail Stop 4631

December 23, 2009

<u>Via U.S. mail and facsimile</u>

Gary Burkinshaw
Chief Executive Officer
Shawcore Development Corp.
329 Manchester Road
Deepcar, Sheffield
England, S36 2RB

      **RE: Shawcore Development Corp.
              Form S-1/A filed December 4, 2009
              File No. 333-162461**

Dear Mr. Burkinshaw:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form S-1</u>

<u>General</u>

1. We note your response to comment 2 in our letter dated November 10, 2009. However, we continue to believe that your assets other than cash appear to be nominal. We note that your financial statements as of August 31, 2009 list cash as your only asset. In addition, your current operations appear to be nominal at best. Therefore, it appears from your disclosure that you are currently a shell company as defined in Rule 405 of Regulation C. Please revise your Rule 144 disclosure throughout the filing to reflect that you are a shell company and that Rule 144 is not available for the resale of your securities.

Registration Statement Cover Page

2. We note your response to comment 3 in our letter dated November 10, 2009.
   Please disclose on your registration statement cover page the information
   articulated in your response.

Risk Factors, page 5

If a Market for our Common Stock Does Not Develop . . . , page 7

3. We note your disclosure that you plan to apply for a listing of your common stock
   on the OTCBB. Please note that the OTCBB is a quotation medium for
   subscribing members, not an issuer listing service. Only market makers can apply
   to quote securities on the OTCBB. Please revise your disclosure to discuss the
   risk that you will be unable to obtain a market maker's sponsorship of your
   common stock on OTCBB.

Selling Shareholders, page 9

4. We note your response to comment 6 in our letter dated November 10, 2009.
   Under this heading, please disclose the specific nature of the relationships held
   between Mr. Burkinshaw and the selling shareholders.

Plan of Distribution, page 12

5. We note your response to comment 11 in our letter dated November 10, 2009.
   Please include your definition of "nominee" under this heading. We also note that
   you continue to refer to "partners" in the last sentence of the third paragraph.
   Please revise to consistently refer either to partners or to nominees; otherwise,
   define "partners."

Description of Business, page 16

Marketing, page 18

6. We reissue comment 14 in our letter dated November 10, 2009. Please disclose in
   your prospectus when you anticipate your website being fully developed and
   functional.

Government Regulations, page 19

7. We note your response to comment 17 in our letter dated November 10, 2009, and
   reissue this comment in part. Please disclose whether government approval is
   necessary for the manufacture or distribution of your products, and discuss the

effects of probable governmental regulations on your business. See Item
101(h)(4)(viii) and (ix) of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 19

8. We reissue comment 9 in our letter dated November 10, 2009. Please delete the
words "traded" and "listed" under this heading and throughout your prospectus
when referring to being quoted on the OTCBB.

Plan of Operation, page 21

Begin Operations, page 21

9. We note your statement in the last paragraph on page 21 that "Mr. Burkinshaw
has agreed to quit his current job and work full time with Shawcore Development
once the company is established." Please clarify the meaning of the phrase "once
the company is established," and state whether this agreement has been reduced to
a signed writing. In addition, please reconcile this disclosure with the
biographical information provided on page 23, which indicates that he is self-
employed.

Where You Can Find More Information

10. We note your response to comment 24 in our letter dated November 10, 2009.
Although you may not be required to deliver annual reports to your shareholders,
you will at a minimum be subject to the reporting requirements of Section 15(d)
of the Securities Act upon effectiveness of this registration statement. As
previously requested, please identify the reports and other information you will
file in satisfaction of your reporting obligations.

Part II – Information Not Required in the Prospectus, page II-1

The Undersigned Registrant Hereby Undertakes, page II-4

11. We reissue comment 25 in our letter dated November 10, 2009. Please revise
paragraph number two to indicate that "…each such post-effective amendment
shall be deemed to be a new registration statement relating to the securities
offered therein…." See Item 512(a)(2) of Regulation S-K.

Exhibits

Exhibit 5.1

12. We reissue comment 26 in our letter dated November 10, 2009. Please have counsel revise her opinion to accurately reflect in the first paragraph the date that the registration statement was filed (October 14, 2009).

Exhibit 23.1

13. Please include an updated consent from De Joya Griffith & Company, LLC.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Diane D. Dalmy, Esq. (via facsimile)